NEWS RELEASE
Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

ANNOUNCEMENT

MONTREAL, Quebec, Canada, May 15, 2009 - Richmont Mines Inc. (TSX/NYSE Amex: RIC), is pleased to announce the following re-appointments to its Board of Directors of Messrs. Denis Arcand, Martin Rivard, Réjean Houle and Raynald Vézina and the appointment of Mr. Gregory Chamandy as a Director, at the Annual and Special General Meeting held in Montreal on May 14, 2009.

Mr. Denis Arcand, who has served as a director of Richmont since 1995, has been appointed Chairman of the Board. During his career, Mr. Arcand was involved in the investment securities business and has extensive experience in mining financing. Mr. Arcand is Fellow (FCSI) of the Canadian Securities Institute.

Mr. Gregory Chamandy has been appointed Vice Chairman of the Board. Mr. Chamandy, age 50, has an excellent track record in developing small companies into major corporations. As co-founder, Chairman and CEO of Gildan Activewear, Mr. Chamandy built what was a simple textile manufacturer into a sophisticated vertically integrated apparel manufacturing giant. Subsequent to Gildan, Mr. Chamandy became the Chairman and co-owner of Europe’s Best, North America’s largest selling brand of frozen fruit, which was sold to JM Smucker in 2008. Mr. Chamandy is currently also the Chairman of Oxbridge Private Wealth Management, a Canadian asset management company catering to high net worth individuals, and the Co-Chairman of Liquid Nutrition Inc., a rapidly growing Canadian smoothie and health bar chain.

Denis Arcand
Chairman of the Board

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop and exploit its gold mining assets, acquire properties, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its Web site at: www.richmont-mines.com.

For more information, please contact:

Richmont Mines Inc.
Phone: 514 397-1410	Ticker symbol: RIC
Fax: 514 397-8620	Listings: TSX and NYSE Amex
E-mail: info@richmont-mines.com	Web Site: www.richmont-mines.com